Exhibit 99.1

 December 2017  FLY LEASING

 DISCLAIMER  Forward-Looking Statements:This presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including FLY’s inability to achieve its portfolio growth expectations or its failure to achieve the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission (the “SEC”) from time to time, including its Annual Report on Form 20-F and its Reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.Notes:All period end figures are as of September 30, 2017 except as otherwise noted. Any 2017 year-to-date and share repurchase data is as of November 27, 2017.Fleet age and lease term are calculated using the weighted net book value of flight equipment held for operating lease, including maintenance rights, investment in finance lease, and aircraft held for sale at period end.Industry sources per IATA.

FLY AT A GLANCE

84 aircraft
$3.1 billion net book value

Young Fleet
6.2 year average age – second youngest of public peers

Long Leases
6.5 year average lease term

Diversified Lessees
Leased to 45 airlines in 29 countries

Prudent Acquisition Strategy
Known parameters, no speculative orders

$456M acquired YTD;
$40M+ pipeline identified for 2018
2 yr average age and 10 yr average remaining lease term

Conservative Financing
6.4 years weighted average debt maturity[(1)], rates hedged

Lower Debt and SG&A Costs
Recent financings at very competitive rates

Managed by BBAM
Industry leader with nearly 30 year track record

Significant Insider Ownership
15% owned by BBAM shareholders

(1) Pro forma for the issuance of the 5.25% 2024 Notes and the discharge of the 6.75% 2020 Notes

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 Favorable industry fundamentals  Passenger traffic growth is robust • 7.4% forecast in 2017, 7.2% actual through Aug-2017  Strong Global Air Traffic Growth  Airline industry results are positive • Forecast global net profit of $31 billion in 2017  Continued Airline Profitability  Strong demand for aircraft • Created by continuing strong passenger demand  Healthy Demand for Aircraft  Attractive markets for aircraft financing • Ample capacity and attractive rates  Positive Financial Markets

 Significant accomplishments  Sold 72 older, less profitable aircraft since start of 2015(1)  Selling Older and Under-Performing Aircraft  Invested $1.6 billion in 30 younger aircraft since start of 2015(1)  Reinvesting in Newer, Higher Yielding Aircraft  Repurchased 32% of shares at a 31% discount to Q3 book value since Sept. 30, 2015  Repurchasing Shares at a Discount to Book Value   Reduced management fees and cost of secured debt to less than 4%  Actively Managing Liabilities and Costs  Includes one aircraft sold and two aircraft acquired in Q4-17.

 Meaningful FLEET transformation  Transformed fleet—Younger, more profitableSecond youngest fleet among public lessors  Average Fleet Age (years)  Average Lease Term (years)  (23%)  25%

   September 30, 2017      June 30, 2015      Aircraft Type  #  Average Age(years)  % NBV  #  Average Age(years)  % NBV  A320 Family  25  8.8  20%  35  8.7  31%  A330 / 340  5  5.7  8%  6  5.9  15%  B737 Family  44  7.3  43%  41  7.4  45%  B747 / 757 / 767  3(1)  21.2  1%  13  17.5  6%  B777  2  2.0  10%  -  -  -  B787  5  2.4  18%  1  1.9  3%  Total  84  6.2  100%  96  8.0  100%  Significant Improvement in asset mix  Only 757s remaining.

ACQUISITION STRATEGY

- Annual growth target of $750 million
- Principally through sale and leasebacks
  - BBAM's area of expertise for nearly 30 years
  - BBAM's global reach provides advantage
- Opportunistic secondary market purchases
- Each transaction can be evaluated prior to commitment
  - Actual aircraft cost, lessee credit, lease terms
  - Availability and terms of financing

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FLY Leasing

Fleet Growth results  ACQUISITIONS  RESULTS      Accretive to ROE and EPSAcquired and identified aircraft for 2017 and 2018:Attractive ROEExpected to contribute $51 million in additional rental revenue and $16 million in pre-tax income annually  $456 million of acquired aircraft for 2017 YTD and additional $40+ million identified for 201811 aircraft Average age of 2 yearsAverage remaining lease term of 10 years Attractive aircraft types, including two B737 MAX 8  Ample capacity – Over $2 billion of additional buying power

 Historic Sales track record  Historical Aircraft Sales    2013  2014  2015  2016  Aircraft Sold  10  8  44  27  Average Age (years)  14  13  13  14  Total Gains (in millions)  $5.4  $14.8  $29.0  $24.5  2016 Sales: 27 aircraft, average age of 14 years Average remaining lease term of three years Principally older, less profitableGain of $24.5 million (4.5% premium to net book value)Additional $2.7 million gain on conversion to finance lease2017 Sales: One 12 year old A320-200 was sold at a gain in Q4-17

 Share repurchases Year-To-Date  Repurchased 4.0 million shares for $52.9 million12% of FLY’s shares repurchased in 2017Average price per share of $13.3430% discount to Q3-17 NBV per share$14 million remaining in share repurchase program  Cumulative Shares Repurchased  (in millions)  0.1  2.1  3.6  4.0          Q1-17 Shares Repurchased   Q2-17 Shares Repurchased   Q3-17 Shares Repurchased   Q4-17 Shares Repurchased YTD  Average Price per Share  $12.95  $13.06  $13.29  $13.34

 Optimizing capital structure  FLY has a weighted average debt maturity of 6.4 years(1)  Repriced $437 million Term Loan from L + 2.25% to L + 2.00%, in November$1 million of annual cash interest expense savingsFLY’s largest debt facility  Term Loan  Issued $300 million 5.25% 2024 Notes to discharge 6.75% 2020 Notes, in October$10 million of annual cash interest expense savings$5 million from coupon reduction $5 million from repaying $75 million of debtSignificantly derisks FLY’s debt maturity profile  2024 Notes  Pro forma for the issuance of the 5.25% 2024 Notes and the discharge of the 6.75% 2020 Notes

 Young Fleet: 6.2 Year Average Age  Long Leases: 6.5 Year Average Remaining Lease Term  Fleet 100% Utilized: Minimal Remarketing Exposure in 2018  Long-Dated Fixed Debt: 6.4 Year Average Debt Maturity(1)  Ample Buying Power: $2 billion Capacity to Grow Fleet  $750 million Annual Growth Target for 2018  Growing EPS, ROE & NBV per Share  Well Positioned to add value   Pro forma for the issuance of the 5.25% 2024 Notes and the discharge of the 6.75% 2020 Notes appendices

 Capital structure & liquidity summary   Represents the contractual interest rates and effect of derivative instruments and excludes the amortization of debt discounts and debt issuance costs.In November, FLY re-priced its 2012 Term Loan reducing the margin by 0.25%. In October, FLY issued $300 million of 5.25% 2024 Notes to discharge its 6.75% 2020 Notes.Represents the ratio of total debt, less unrestricted cash and cash equivalents, divided by shareholders’ equity.

 Diverse group of global lessees  Note: Sums may not foot due to rounding.  Lessee  Country  % of NBV    India  12%    Ethiopia  11%    Philippines  9%    India  4%    Spain  4%    India  4%    France  4%    Indonesia  3%    Malaysia  3%    Chile  3%  Top 10 Lessees    55%  Region  % of NBV  Asia & South Pacific  48%  Europe  27%  Middle East & Africa  13%  North America  7%  Mexico, Central & South America  6%  Total  100%

   2013  2014  2015  2016  YTD 2017  Aircraft Acquired  14  22  10  10  10  Average Age when Acquired (years)  2  3  2  3  2  Total Acquisition Costs (in millions)  $642  $952  $615  $559  $456  Historic ACQUISITION track Record  Historical Aircraft Acquisitions  Ample liquidity as of September 30, 2017:$838 million in cash and unencumbered assets to invest in younger aircraft$145 million of remaining capacity in warehouse facility